JOBY AVIATION, INC.
2155 Delaware Avenue, Suite #225
Santa Cruz, CA 95060

October 18, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Re:	Joby Aviation, Inc.
Registration Statement on Form S-3, filed October 4, 2022
File No. 333-267736

Ladies and Gentlemen:

Joby Aviation, Inc. (the “Registrant”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement on Form S-3 to 4 PM, Eastern Time, on October 20, 2022 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time. Please call Brian Paulson of Latham & Watkins LLP at (415) 395-8149 to provide notice of effectiveness.

Very truly yours,

JOBY AVIATION, INC.

/s/ Kate DeHoff
Kate DeHoff
General Counsel
cc:     JoeBen Bevirt, Joby Aviation, Inc.
    Brian Paulson, Latham & Watkins LLP